AM 3-23-2005


05041222

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50104 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Absolute Return Advisors, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7190 Main Street
(No. and Street)

Manchester Center (City) VT (State) 05255 (Zip Code)

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siliski & Buzzell, P.C.
(Name – *if individual, state last, first, middle name*)

49 North Main Street (Address) Rutland (City) VT (State) 05701 (Zip Code)


SEC MAIL RECEIVED
PROCESSING
MAR 01 2005
WASH, D.C.
179
SECTION

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Adam O. Ihasz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Absolute Return Advisors, Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ABSOLUTE RETURN ADVISORS, LTD.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2004

**ABSOLUTE RETURN ADVISORS, LTD.**

**TABLE OF CONTENTS**


Siliski & Buzzell, P.C.
Certified Public Accountants

## INDEPENDENT AUDITOR'S REPORT

To The Stockholder and
Board of Directors
Absolute Return Advisors, Ltd.
Manchester Vermont

We have audited the accompanying statements of financial condition of Absolute Return Advisors, Ltd. as of December 31, 2004 and 2003, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Absolute Return Advisors, Ltd. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Siliski & Buzzell, P.C.

February 4, 2005
Rutland, Vermont
Reg. No. 119

**ABSOLUTE RETURN ADVISORS, LTD.** **EXHIBIT A**

**STATEMENT OF FINANCIAL CONDITION**

**FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003**

ASSETS

| | 12/31/04 | 12/31/03 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $429,513 | $ 455,579 |
| Fees and Commissions Receivable | 79,565 | 74,607 |
| Cash Held for Exclusive Benefit of Customers | 85,598 | 493,436 |
| Note Receivable - Stockholder | - | 3,750 |
| Total Current Assets | 594,676 | 1,027,372 |
| PROPERTY AND EQUIPMENT | | |
| Total Property and Equipment | 242,256 | 239,715 |
| Less: Accumulated Depreciation | 120,113 | 91,930 |
| Net Property and Equipment | 122,143 | 147,785 |
| OTHER ASSETS | | |
| Deposits, Net | 5,821 | 5,888 |
| Total Other Assets | 5,821 | 5,888 |
| TOTAL ASSETS | $722,640 | $1,181,045 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 12/31/04 | 12/31/03 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Note Payable - Stockholder | $ - | $ 35,000 |
| Credit Cards Payable | 2,835 | 229 |
| Accounts Payable | 23,501 | 36,860 |
| Accounts Held Under Soft Dollar Agreements | 90,887 | 510,153 |
| Accrued Payroll | 10,518 | 6,429 |
| Accrued Expenses | - | 2,267 |
| Total Current Liabilities | 127,741 | 590,938 |
| STOCKHOLDERS' EQUITY | | |
| Common Stock<br>183.75 Shares Authorized, No Par Value<br>Issued and Outstanding | 71,380 | 75,130 |
| Retained Earnings | 523,519 | 514,977 |
| Total Stockholders' Equity | 594,899 | 590,107 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $722,640 | $1,181,045 |

See notes to financial statements.

**ABSOLUTE RETURN ADVISORS, LTD.** **EXHIBIT B**

**STATEMENT OF INCOME**

**FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003**

| | 12/31/04 | 12/31/03 |
|---|---|---|
| REVENUES | | |
| Commissions / Fees, Net | $1,468,197 | $2,074,025 |
| Interest and Dividends | 502 | 1,360 |
| TOTAL REVENUES | 1,468,699 | 2,075,385 |
| EXPENSES | | |
| Consulting and Administrative Fees | 105,812 | 3,510 |
| Brokerage | 199,999 | 382,362 |
| Consulting Services | 6,000 | 10,661 |
| Data Services | 58,458 | 61,147 |
| Dues, Fees, and Subscriptions | 28,990 | 23,914 |
| Equipment Leases | 5,834 | 4,069 |
| Insurance | 81,514 | 67,811 |
| Repairs and Maintenance | 4,363 | 13,006 |
| Interest | 703 | 6,829 |
| Meals, Entertainment, and Travel | 58,054 | 87,956 |
| Miscellaneous | 5,641 | 7,096 |
| Outside Services | - | 1,350 |
| Office Expenses | 22,175 | 20,295 |
| Payroll and Payroll Taxes | 437,800 | 575,067 |
| Postage and Delivery | 6,156 | 4,646 |
| Professional Fees | 26,863 | 45,907 |
| Rent | 59,255 | 153,610 |
| Taxes | 3,513 | 289 |
| Telephone | 76,363 | 86,005 |
| Vehicle | 43,730 | 39,325 |
| Loss on Fixed Asset Dispositions | 1,191 | 28,755 |
| Contributions | 6,150 | 6,100 |
| Professional Development | 4,699 | 2,957 |
| Utilities | 5,356 | 5,980 |
| Depreciation | 29,770 | 41,810 |
| Order & Routing Fees | 93,638 | 109,372 |
| Fines | 11,500 | 70,000 |
| TOTAL EXPENSES | 1,383,527 | 1,859,829 |
| NET INCOME | $ 85,172 | $ 215,556 |

See notes to financial statements.

## ABSOLUTE RETURN ADVISORS, LTD.

**EXHIBIT C**

## STATEMENT OF RETAINED EARNINGS

## FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | 12/31/04 | 12/31/03 |
|---|---|---|
| Beginning Balance, January 1 | $ 514,977 | $ 589,441 |
| Net Income | 85,172 | 215,556 |
| Distributions to Stockholders | (76,630) | (290,020) |
| Ending Balance, December 31 | $523,519 | $ 514,977 |

See notes to financial statements.

**ABSOLUTE RETURN ADVISORS, LTD.** **EXHIBIT D**

**STATEMENT OF CASH FLOWS**

**FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003**

| | 12/31/04 | 12/31/03 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ 85,172 | $ 215,556 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | | |
| Loss on Sale of Fixed Assets | 1,191 | 41,447 |
| Depreciation and Amortization | 31,732 | 43,576 |
| (Increase) Decrease in Operating Assets: | | |
| Fees and Commissions Receivable | (4,958) | 341,591 |
| Cash Held for Exclusive Benefit of Customers | 407,838 | (395,328) |
| Prepaid Expenses | - | 177 |
| Deposits, Net | (1,895) | 10,017 |
| Increase (Decrease) in Operating Liabilities: | | |
| Credit Cards Payable | 2,606 | (4,031) |
| Accounts Payable | (13,359) | (74,652) |
| Amounts Held Under Soft Dollar Agreements | (419,266) | 236,060 |
| Accrued Payroll | 4,089 | (15,986) |
| Accrued Expenses | (2,267) | (122,733) |
| Total Adjustments | 5,711 | 60,138 |
| Net Cash Provided by Operating Activities | 90,883 | 275,694 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of Property and Equipment | (5,319) | (50,474) |
| Net Cash Used In Investing Activities | (5,319) | (50,474) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Proceeds from Loan from Stockholder | - | 35,000 |
| Payments on Loan from Stockholder | (35,000) | - |
| Distributions to Stockholders | (76,630) | (290,020) |
| Proceeds from Sale of Stock | - | 3,750 |
| Payments on Loan to Stockholder | - | 13,869 |
| Net Cash Used In Financing Activities | (111,630) | (237,401) |
| Net Increase (Decrease) in Cash | (26,066) | (12,181) |
| Cash at Beginning of Year | 455,579 | 467,760 |
| Cash at End of Year | $ 429,513 | $ 455,579 |
| Supplementary Disclosure of Cash Flow Information: | | |
| Cash Paid During the Year for Interest Expense | $ 703 | $ 4,562 |
| Cash Paid During the Year for Income Taxes | $ 2,416 | $ 250 |

See notes to financial statements.

# ABSOLUTE RETURN ADVISORS, LTD.

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Absolute Return Advisors, Ltd. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

#### Nature of Operations

Absolute Return Advisors, Ltd. (the Company) is a broker-dealer in securities and a member of the National Association of Securities Dealers, Inc. (NASD) and a registered investment advisor.

#### Property, Equipment, and Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewal and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income (the results of operations).

#### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

#### Investment Advisory Income

Investment advisory fees are received monthly or quarterly but are recognized as they are earned.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company, with the consent of its stockholders, has elected, under the Internal Revenue Code, to be treated as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on the income of the company. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Cash and Cash Equivalents

For purposes of cash flow presentation, the Company considers currency, cash on hand, and demand deposits with financial institutions to be cash equivalents. Cash held for the exclusive benefit of others is not included in the definition of cash for the purposes of the cash flow statement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH HELD FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

This is money held for the benefit of customers and is used to make payments on behalf of customers under soft dollar agreements.

NOTE 3 - NET CAPITAL REQUIREMENT

As registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital amount as determined by law. As applied to the Company, the Rule requires minimum net capital of $250,000 at December 31, 2004 and 2003, respectively. At December 31, 2004 the Company had net capital of $387,345, which was $137,345 in excess of the minimum requirement. At December 31, 2003, the Company had net capital of $358,233, which was $108,233 in excess of the minimum requirement.

**NOTES TO FINANCIAL STATEMENTS** (Continued)

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment for 2004 and 2003 consisted of the following:

| | 2004 | | |
|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value |
| Leasehold Improvements | $ 93,845 | $ 11,357 | $ 82,488 |
| Furniture and Fixtures | 82,333 | 66,419 | 15,914 |
| Computer Equipment | 42,350 | 32,119 | 10,231 |
| Office Equipment | 23,728 | 10,218 | 13,510 |
| Total | $242,256 | $120,113 | $122,143 |

| | 2003 | | |
|---|---|---|---|
| | Cost | Accumulated Depreciation | Net Book Value |
| Leasehold Improvements | $ 93,845 | $ 5,056 | $ 88,789 |
| Furniture and Fixtures | 83,227 | 58,626 | 24,601 |
| Computer Equipment | 39,604 | 20,904 | 18,700 |
| Office Equipment | 23,039 | 7,344 | 15,695 |
| Total | $239,715 | $91,930 | $147,785 |

NOTE 5 - OPERATING LEASES

The Company leases four vehicles and one piece of office equipment. Future minimum rentals are as follows:

| | |
|---|---|
| 2005 | $19,183 |
| 2006 | 10,972 |
| 2007 | 3,657 |
| Total | $33,812 |

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company provides investment and management services to three partnerships and receives management and expense fees from these partnerships. The Company received fees of $272,193 and $261,329 from the partnership during 2004 and 2003, respectively.

The Company paid rent totaling $1,500 and $68,400 to a related party in 2004 and in 2003, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS (Continued)

In 2003, the Company received a loan of $35,000 at an interest rate of 6% from one of its stockholders. The Company repaid this loan in full in 2004.

The Company paid consulting and administrative fees of $105,812 to a related party in 2004.

Some of the money managers that the firm does business with and has soft dollar arrangements with also manage money for the related investment partnerships.

NOTE 7 - PROFIT SHARING PLAN

In 1999, the Company adopted a profit sharing plan. This plan allows the Company to make discretionary contributions of up to 15% of eligible employees compensation into the plan each year. No plan contribution was authorized for the tax years 2004 or 2003.

NOTE 8 - CONTINGENCIES

During the year, the Company maintained cash balances at financial institutions in excess of federally insured limits. At December 31, 2004, the cash in excess of insured limits was $372,024.

During 2003, the Company entered into a capital redemption agreement with one of its stockholders. The agreement was subsequently cancelled with the approval of both parties.

The Company is currently negotiating the repurchase of 375 shares of common stock owned by a former employee. The company does not expect the costs to reacquire these shares to be material to its equity.

NOTE 9 - SUBSEQUENT EVENT

As of January 1, 2005, the registered investment advisor portion of ARA, Ltd. separated (representing advisory fees of $301,354) and formed its own stand-alone entity, The Matrix Group of Funds, LLC. ARA, Ltd. will continue as a registered broker-dealer only, as it is no longer a registered investment advisor.

The Matrix Group of Funds, LLC. will reimburse the Company for joint expenses. It is expected that these reimbursements will initially approximate the advisory fees previously generated by the registered investment advisory business. Going forward, the reimbursements will be adjusted by agreement of the parties, depending upon the joint expenses incurred.

# ABSOLUTE RETURN ADVISORS, INC.

## COMPUTATION OF NET CAPITAL

## PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

## DECEMBER 31, 2004 AND 2003

| | 12/31/04 | 12/31/03 |
|---|---|---|
| CREDITS | | |
| Common Stock | $ 71,380 | $ 75,130 |
| Retained Earnings | 523,519 | 514,977 |
| DEBITS | | |
| Non-Allowable Assets | (207,554) | (231,874) |
| Net Capital | 387,345 | 358,233 |
| Minimum Net Capital Requirement | 250,000 | 250,000 |
| Excess Net Capital | $137,345 | $108,233 |
| Reconciliation with Company's Computation (Included in Form X-17A-5 for the Years Ended December 31, 2004 and 2003): | | |
| Net Capital as Reported in Company's Unaudited Focus Report | $387,345 | $385,987 |
| Audit Adjustments to Accounts Payable | - | (38,929) |
| Audit Adjustments to Accrued Expenses | - | - |
| Audit Adjustments to Net Fee Income | - | - |
| Audit Adjustments for Accrued Payroll | - | 15,986 |
| Other Audit Adjustments, Net | - | (4,811) |
| Net Capital at End of Year Audited | $387,345 | $358,233 |

See the accompanying Independent Auditor's Report.

## ABSOLUTE RETURN ADVISORS, LTD.

## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Audior's Report.

# INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
# ON INTERNAL AUDITING CONTROL

To the Shareholders and
Board of Directors
Absolute Return Advisors, Ltd.
Manchester, Vermont

In planning and performing our audits of the financial statements of Absolute Return Advisors, Ltd. (the Company) for the years ended December 31, 2004 and 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Absolute Return Advisors, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the Commission's objectives.

In addition, our audit indicated that Absolute Return Advisors, Ltd. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2)(ii) as of December 31, 2004 and 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Siliski & Buzzell, P.C.

February 4, 2005
Rutland, Vermont
Reg. No. 119